UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13D-2(A)

Parametric Sound Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

699172201

(CUSIP Number)

VTB Holdings, Inc.

100 Summit Lake Drive, Suite 100

Valhalla, New York 10594

(914) 345-2255

Copy to:

Henry N. Nassau, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

215-994-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 699172201

1.	Name of reporting person VTB Holdings, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0%
14.	Type of reporting person (see instructions) CO

CUSIP Number 699172201

1.	Name of reporting person Kenneth A. Fox
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0%
14.	Type of reporting person (see instructions) IN

This “exit” Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed by VTB Holdings, Inc. (“VTBH”) and Kenneth A. Fox and amends certain items of the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on August 14, 2013, in respect of the common shares, par value $0.001 per share of Parametric Sound Corporation, a Nevada corporation (the “Issuer”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

As a result of the expiration of the proxies granted to VTBH in accordance with the Voting Agreements, the Reporting Persons are no longer beneficial owners of 5% or more of the Issuer Common Shares.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following paragraph:

As of January 15, 2014, the effective date of the Merger, the Issuer issued to the former holders of VTBH common stock and Series A Preferred Stock an aggregate of 30,227,100 Issuer Common Shares. Upon the closing of the Merger, the proxies granted to VTBH in accordance with the Voting Agreements expired in full.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The responses to Rows (7) through (13) of the cover pages to this Amendment are incorporated herein by reference.

(c) Except with respect to the closing of the Merger (see Item 4), no Reporting Person has engaged in any transactions in Issuer Common Shares during the past 60 days.

(d) Not applicable.

(e) January 15, 2014.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

1.	Joint Filing Agreement, by and among VTB Holdings, Inc. and Kenneth A. Fox, dated as of August 14, 2013 (incorporated by reference to Exhibit 1 of the Schedule 13D).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VTB HOLDINGS, INC.

By:	/s/ John T. Hanson
Name:	John T. Hanson
Title:	Chief Financial Officer

By:	/s/ Kenneth A. Fox
Name:	Kenneth A. Fox

Dated: January 27, 2014

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

1.	Joint Filing Agreement, by and among VTB Holdings, Inc. and Kenneth A. Fox, dated as of August 14, 2013 (incorporated by reference to Exhibit 1 of the Schedule 13D).